UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD

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Specialized Disclosure Report

SMITH & NEPHEW PLC
(Exact name of the registrant as specified in its charter)
England and Wales	1-14978	None
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	IRS Employer Identification No.

Building 5, Croxley Park, Hatters Lane Watford, England, WD18 8YE		N/A
(Address of principal executive offices)		(Zip code)
Helen Barraclough		+44-01903-477317
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report; Item 1.02 Exhibit

Conflict Minerals Disclosure

A copy of Smith & Nephew plc’s Conflict Minerals Report for the year ended December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://www.smith-nephew.com/en/who-we-are/sustainability/conflict-minerals#reports

Section 2 – Resource Extraction Issuer Disclosure and Report

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 9, 2025	SMITH & NEPHEW PLC

	By:	/s/ Helen Barraclough
	Name:	Helen Barraclough
	Title:	Company Secretary